Exhibit (a)(16)

FORM OF NOTICE OF DESIGNATED AUTHORIZED COMPANY REPRESENTATIVE

      To All Broadcom Employees Eligible to Participate in the Option Exchange Offer:

      In order to facilitate submission of the Letter of Transmittal (LT) that is required if you are electing to exchange options under the option exchange and supplemental grant program, Broadcom has designated the following authorized representatives to accept LT’s at their respective locations:

Name	Location

Atlanta

Bangalore

Massachusetts

Mechelen

Netherlands

New Jersey

Northern California — CABU

Northern California — Gateway

Northern California — Sunnyvale

Northern California — Zanker

Phoenix

Seattle

ServerWorks

Singapore

Southern California — El Segundo

Southern California — Irvine

Southern California — Pasadena

Southern California — San Diego

Taiwan

Texas

UK — Bristol, Cambridge

Vancouver

      No other person is authorized to accept your LT, and delivery of your LT to anyone other than an authorized designated representative or Shareholder Services in Irvine will not constitute a valid delivery. If you choose to deliver your LT to an authorized designated representative, you will be required to sign a log book which will serve as proof of delivery. Shareholder Services will confirm receipt of all LT’s via email within 24 hours of receipt.

      You may make your election at any time during the offering period but your final Letter of Transmittal must be received by Broadcom (either Shareholder Services in Irvine or by one of the authorized designated representatives) by 5:00 p.m. Pacific Daylight (California) Time on Thursday, June 21, 2001 unless we extend the offer. We cannot accept late submissions, and therefore we urge you to respond early to avoid any last minute problems.